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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                            Amendment #7

                            Siboney Corp
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                          (Name of Issuer)

                            Common Stock
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                   (Title of Class of Securities)

                             825791106
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                            CUSIP Number

          Check the following box if a fee is
          being paid with this statement.            / /
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CUSIP NO. 825791106

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1)  Names of Reporting Persons     Mercantile Bancorporation Inc.
    S.S. or I.R.S. Identifica-             43-0951744
     tion Nos. of above Persons
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                                                        (a)
2)  Check the appropriate Box if a member of a group
                                                        (b)
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3)  SEC Use Only

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4)  Citizenship or Place of Organization                 Missouri

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               (5) Sole Voting Power                    1,456,000
Number of
Shares Bene-   ---------------------------------------------------------
ficially       (6) Shared Voting Power                          0
Owned by
Each report-   ---------------------------------------------------------
ing Person     (7) Sole Dispositive Power                       0
with
               ---------------------------------------------------------
               (8) Shared Dispositive Power             1,456,000

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9)  Aggregate Amount Beneficially Owned by Each
    Reporting Person                                    1,456,000

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares

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11) Percent of Class Represented by Amount in Row 9          8.8%

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12) Type of Reporting Person                                 H.C.

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Item 1(a)   Name of Issuer:
               Siboney Corp


Item 1(b)   Address of Issuer's Principal Executive Offices:
               P.O.Box  16184
               Clayton,  MO  63105


Item 2(a)   Name of Person Filing:

               Mercantile Bancorporation Inc.

Item 2(b)   Address of Principal Business Offices or, if none,
            Residence:
               #1 Mercantile Center
               St. Louis, Missouri 63101


Item 2(c)   Citizenship
               Missouri Corporation


Item 2(d)   Title of Class of Securities:
               Common Stock


Item 2(e)   CUSIP Number:
               825791106


Item 3.     If this Statement is filed pursuant to Rules 13d-1(b) or
             13d-2(b), check whether the person filing is a:

              (a)    { } Broker or Dealer registered under Section
                         15 of the Act
              (b)    { } Bank as defined in section 3(a)(6) of the
                         Act
              (c)    { } Insurance Company as defined in section
                         3(a)(19)of the Act
              (d)    { } Investment Company registered under section
                         8 of the Investment Company Act
              (e)    { } Investment Adviser registered under section
                         203 of the Investment Advisers Act of 1940
              (f)    { } Employee Benefit Plan, Pension Fund which
                         is subject to the provisions of the
                         Employee Retirement Income Security Act of
                         1974 or Endowment Fund; see Section
                         240.13d-1(b)(1)(ii)(F)
              (g)    {x} Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(ii)(G)
              (h)    { } Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(H)

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Item 4. Ownership.

        (a)Amount Beneficially Owned:
                                       1,456,000


        (b)Percent of Class:
                                            8.8%


        (c)Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote     1,456,000
         (ii)  shared power to vote or to direct the vote           0
        (iii)  sole power to dispose or to direct the
               disposition of                                       0
         (iv)  shared power to dispose or to direct the
               disposition of                               1,456,000

Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
         Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company.

        See Exhibit A

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

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Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.




Date  February 16, 1999
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Mercantile Bancorporation Inc.





BY  /s/ Janie Greenwood Harris
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Signature





Janie Greenwood Harris, Senior Attorney
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Name/Title


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                          EXHIBIT A




Item 7.     Identification of Relevant Subsidiaries


          Name                        Item 3 Classification
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Mercantile Trust Company                  Trust Company